eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

October 1, 2014

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Ms. Jennifer Thompson Mr. Jarrett Torno

Re:	eBay Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed January 31, 2014 File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated September 25, 2014 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. As discussed in a telephone conversation with Mr. Jarrett Torno of the Staff on September 30, 2014, the Company respectfully requests that the deadline for responding to such letter be extended through and including Friday, October 24, 2014. Based on that telephone conversation, it is the Company’s understanding that such extension is acceptable to the Staff. Please note that, although the Company plans to file its response letter on Edgar on October 24, time zone differences may result in the response letter being assigned an Edgar filing date of the following Monday.

Please do not hesitate to contact the undersigned at 408-967-4123 or Eric Haueter of Sidley Austin LLP at 415-772-1231 if you would like to discuss this extension request.

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer

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